SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2004



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**1-8865**	**88-0200415**
--------------------------------	--------------------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128

(Address of Principal Executive Offices Including Zip Code)

(702) 242-7000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 9. Regulation FD Disclosure

On Monday, May 3, 2004, Sierra Health Services, Inc., or Sierra, issued a press release announcing that members of its senior management are scheduled to present at the Smith Barney Citigroup 2004 Small and Mid-Cap Conference on Wednesday, May 5, 2004. Sierra's presentation is scheduled to begin at approximately 8:15 a.m. Pacific Time. Investors, analysts and the general public are invited to listen to a live audio webcast of this presentation over the Internet by visiting the investors' page of our website at www.sierrahealth.com .

Anyone listening to Sierra management presentations will be presumed to have read Sierra's Annual Report on Form 10-K for the year ended December 31, 2003, and Quarterly Report on Form 10-Q for the period ended March 31, 2004. Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: May 3, 2004   /S/ PAUL H. PALMER
                                            Paul H. Palmer
                                            Senior Vice President
                                            Chief Financial Officer and Treasurer
                                            (Chief Accounting Officer)